For more information contact:                          Melissa M. Krantz
                                                       The Krantz Group, Inc.
                                                       (212) 891-7235


                                                       For Immediate Release

                         Northstar Health Services, Inc.
                    Board of Directors Responds to 14A Filing

         (Indiana, Pennsylvania) -- February 13, 1997 -- The Board of Directors of Northstar Health Services, Inc., released the following statement in response to SEC filings seeking control of the Board of Directors of Northstar filed by Thomas Zaucha, entities he controls, and Commonwealth Associates, an investment banking firm, formerly and perhaps currently, closely associated with former Chairman, Mark DeSimone:

         "This action by the Zaucha-Commonwealth group is absurd at this time. Under direction of this board, Northstar Health Services is in the best position it has been in some time: it is close to settling its litigation with shareholders; it is working successfully on its bank financing; it has successfully restructured its operations; and the 1995 and 1996 audits and annual reports are approaching completion -- all without the assistance of Mr. Zaucha. This proxy fight is an attempt to return the Company to its prior suspect management. Specifically, the history, conduct and motivation of this group are, at a minimum, suspect and clearly not in the best interests of Northstar or its shareholders:

         1) Commonwealth Associates' apparent collaboration with Mr. Zaucha's "committee" represents an attempt by them to avoid rectifying their serious conflicts of interest which have plagued Northstar and are being corrected by the new Board of Directors. Mr. Zaucha and Commonwealth Associates, his representative, had responsibility for the due diligence that was supposed to have been done with respect to Northstar in 1995. Both failed to properly examine the self-dealing transactions of Mark DeSimone that has led up to the resignation of the Company's auditors in March 1996. In fact, before being hired by Mr. Zaucha to pursue his proxy fight, Commonwealth Associates (which was paid over $1,800,000 in 1995 for purported services to Northstar, including due diligence) was fired by the Board of Northstar for its refusal to cooperate with the Company's representatives and its continuing secret discussions and relationship with Mr. DeSimone following disclosure of his defalcations. Prior to that dismissal, Commonwealth Associates was identified by the Company's independent investigators as the prime subject of further investigation and a potential defendant in the racketeering act claims filed by the Company against Mr. DeSimone and others.

         Further, Commonwealth was subpoenaed on November 21, 1996 and directed to provide documents pertinent to that racketeering case on December 22, 1996. To date, Commonwealth has not provided a single one of those documents and the Company is in the process of requesting that they be held in contempt of court.

         2) Mr. Zaucha persistently acts in his own interest with little regard for his responsibility to shareholders of Northstar. Mr. Zaucha has refused to renegotiate terms of leases on real estate which he owns directly or controls and which were leased to Northstar through supposed "arms length" negotiations with Mr. DeSimone. An investigation recently revealed that rents paid by the Company to Zaucha-related entities are at least twice the local rental rates for office space, as a result of sweetheart deals with Mr. DeSimone.

         3) In his latest efforts to exploit the Company, Mr. Zaucha sought to obtain approximately $115,000 inappropriately from the Company by requisitions for payment of tax refunds to which the Company is legally entitled. Mr. Zaucha was not entitled to such payment.

         In conclusion, the Board of Directors believes that it is in the best interest of the shareholders to support the Board of Directors so that they can stay on their successful course to ensure shareholder value and continued vitality. Any change in corporate governance at this time would be a disruption of the progress this Board has made. The last thing Northstar's stakeholders need is a return to the conflicts of interest of prior management."

         Northstar Health Services, Inc. is a leading regional provider of rehabilitation therapy, mobile diagnostics, subacute contracted care and related services at outpatient rehabilitation clinics and by contact to other health care facilities in Pennsylvania, Ohio, Illinois and West Virginia.

NORTHSTAR Health Services, Inc.


The Atrium, 665 Philadelphia Street                           (412) 349-7500
P.O. Box 1289                                                 (412) 465-3250
Indiana, PA 15701


PRELIMINARY

To:               [Shareholders]

From:    Steven N. Brody, Chairman
         David D. Watson, President and Chief Operating Officer
         John Lombardi, Executive Vice President and Chief Financial Officer

Subject: Northstar/Corporate Governance

         Thank you for the time you gave us to hear our side of the Northstar dispute. We agree that corporate governance and maximization of shareholder value are the issues of paramount importance.

         We sincerely request that you continue to listen to management's side of the issue. Full disclosure is the only way for the shareholders to judge what has been accomplished since KPMG left the audit in March 1996.

                  -   A forensic investigation was completed, as required.

                  - Based on the results of the investigation, litigation for recoveries against DeSimone and others has enabled plaintiff shareholders to bolster their claims against prior management. (Your long-suffering investors will benefit from this.)

                  - Our senior creditor, IBJ-Schroder, is co-operating with us in an effort to stretch out the Company's debt in a manner that removes "going concern" issues and facilitates re-listing and a return to the capital markets or best available alternatives to maximize shareholder value.

                  - Over $1,500,000 in annual expenses has been designed and proposed to motivate key management and provide them a measure of protection from all the non-revenue generating, non-business development, non-operating issues burdening the Company while they produce revenue for shareholders.

                  - A cohesive senior management group has been organized through the carefully planned integration of original Northstar operations and the merged operations of Keystone Rehabilitations Systems, Inc. This post-merger integration process has had the full attention and co-operation of all former Keystone executives and key employees except Mr. Zaucha. They want the Company to do well, they want the shareholders to do well, they want to do well and they are the real assets of Northstar.

         Frankly, we do not understand the actions of the Committee. If Zaucha wants to maximize the value of his investment why not co-operate in the restructuring of his debt and earnout as requested by the bank? This could all have been done as a fitting conclusion to the Northstar corporate recovery. Northstar is well on its way to timely SEC filings, a re-listing, settlement of its plaintiff shareholder suits and the opportunity for investors to judge fairly what the comparable values are between continued independence (with execution of a well thought out business plan), a sale of the Company to a strategic buyer who understands the value of Northstar in its regional marketplace and who will "pay up" for such positioning, or a quick sale to a Commonwealth/Zaucha group netting them profits on shares acquired questionably, at bargain prices will below what you, your investors, and all of us paid. We hired Advest to counsel us about the alternative valuation scenarios and the methods available to maximize shareholder value. Clearly, we believe that an Advest-driven process will better serve this objective than Commonwealth Associates, Thomas Zaucha and his Committee of one.

NORTHSTAR Health Services, Inc.


The Atrium, 665 Philadelphia Street                           (412) 349-7500
P.O. Box 1289                                                 (412) 465-3250
Indiana, PA 15701

                                                          February 28, 1997
Dear Fellow Shareholder:

                                DO NOT JEOPARDIZE
                          THE VALUE OF YOUR INVESTMENT

You may have recently received consent materials from Thomas Zaucha and his so-called "Committee to Protect Northstar Health, who seek to seize control of your Company by removing your recently appointed Board and replacing it with his handpicked nominees. THERE IS NO REASON TO BE STAMPEDED INTO RESPONDING TO THE "COMMITTEE'S" GRAB FOR CONTROL.

Your Board will soon be sending you important, detailed information about Mr. Zaucha and his affiliates, and about what your new Board is doing to restore your Company to profitability. The Board was chosen specifically for its crisis management skills, independence and public company experience, and is committed to protecting the financial interests of all Northstar shareholders. TO PROTECT THE VALUE OF YOUR INVESTMENT, WE STRONGLY URGE YOU NOT TO RETURN ANY BLUE CONSENT CARD YOU MAY RECEIVE FROM THE ZAUCHA/COMMONWEALTH "COMMITTEE."

                          MR. ZAUCHA -- FIRED FOR CAUSE

You should know that your new Board recently fired Mr. Zaucha from his positions as Chairman and CEO for cause. The Board believes that Mr. Zaucha has acted solely to his own benefit, enriching himself and his associates to the detriment of Northstar shareholders. His lucrative deals with former management have burdened your Company with heavy debt. For example, he was the owner of Keystone Rehabilitation Services, Inc., which Northstar paid dearly for in November 1995; and he currently owns Northstar headquarters, three clinics, and a warehouse which he leases back to Northstar at excessive, above-market rates. The owner of more than 15% of the Company's stock, Mr. Zaucha is also its second largest creditor.

It was under Mr. Zaucha's reign as CEO that Northstar auditors, KPMG Peat Marwick, L.L.P., resigned, citing concerns about related-party transactions and questioning the integrity of management. Subsequently, the value of your investment plummeted; NASDAQ delisted Northstar; and several former members of the Company's Board were forced to resign. Northstar came under the scrutiny of the SEC, the U.S. Attorney and the Federal Bureau of Investigation; and a number of stockholders brought suit.

You should also know that Mr. Zaucha has retained Commonwealth Associates as the Committee's financial advisor and counts as one of his "Committee" Basil J. Asciutto, the Chief Operating Officer of Commonwealth. Commonwealth is an investment banking firm which has been closely associated with Mark DeSimone, against whom your Company has filed racketeering charges.

                             AN INDEPENDENT BOARD IS
                        CRITICAL TO NORTHSTAR'S SURVIVAL

Your Board believes that the history, conduct and motivation of Zaucha's group are, at a minimum, suspect and clearly not in the best interests of Northstar or its shareholders. Upon learning of KPMG Peat Marwick's concerns last March, your new Board took immediate action to return your Company to financial health. Continued independent and pro-active crisis management is critical to the very existence of Northstar. The Board regards Mr. Zaucha's actions as seriously disruptive to the significant progress made by the new Board in turning around the value of your investment.

                   YOUR BEST DECISION IS AN INFORMED ONE

AGAIN, THE BOARD URGES YOU NOT TO SIGN ANY BLUE CONSENT FORM UNTIL YOU GET THE FACTS, AND WE WELCOME ANY QUESTIONS YOU MAY HAVE.

If you need information, please call the company assisting us in our efforts, Georgeson Company Inc., toll-free at 1-800-223-2064.

                                                     Sincerely yours,



                                           /s/      Steven N. Brody
                                                    Steven N. Brody

                                           /s/      Charles B. Jarrett, Jr.
                                                    Charles B. Jarrett, Jr.

                                           /s/      Hon. Timothy L. Pesci
                                                    Hon. Timothy L. Pesci

                                           /s/      Robert J. Smallacombe
                                                    Robert J. Smallacombe

                                           /s/      David D. Watson
                                                    David D. Watson



The participants in this solicitation include Northstar Health Services, Inc.
(NSTR) and the following directors of NSTR: Steven N. Brody, Charles B. Jarrett. Jr., and Timothy L. Pesci. NSTR's employee participants include John Lombardi (Executive Vice-President and Chief Financial Officer), Robert J. Smallacombe (Director and Chief Executive Officer), David D. Watson (Director, President and Chief Operating Officer), Edward Banos (President of Northstar Medical Services, Inc.), Elaine Professori (President of Direct Provider Network, Inc.), Brian K. Strong (President of Ability Plus Rehabilitation Management Company), and Ralph Sweithelm (President of Keystone Rehabilitation Systems, Inc.). No participant individually owns more than 1% of the outstanding shares of NSTR's common stock, with the exception of Steven N. Brody, who owns 1.6% of the outstanding shares of NSTR's common stock, David D. Watson who owns 1.4% of the outstanding shares of NSTR's common stock, and Brian K. Strong, who owns 1.5% of the outstanding shares of NSTR's common stock.

For more information contact:                          Melissa M. Krantz
                                                       The Krantz Group, Inc.
                                                       (212) 891-7235


                                                 For Immediate Release


                   Northstar Retains Advest to Maximize Value
                    Cites Insider Trading By Dissident Group

         (Indiana, Pennsylvania) -- March 10, 1997 -- Northstar Health Services, Inc. says it has filed a preliminary Schedule 14A Revocation of Consent Statement with the Securities and Exchange Commission. The filing details why Northstar believes shareholders should support the current Board and urges shareholders to revoke any consent they may already have filed at the request of the "Committee" organized by Thomas W. Zaucha, recently terminated for cause from his position as Northstar's CEO.

         According to the Company, Zaucha and Commonwealth have acted irresponsibly toward shareholders through persistent acts of conflicts of interest, attempts to remove corporate assets, and apparent acts of insider trading and stock price manipulation. Unbeknownst to the Company, Zaucha purchased 75,000 shares of Northstar common stock during December 1996 while in possession of material insider information. These purchases, together with purchases by others associated with his "Committee", represent egregious acts of securities fraud.

         In joining with Commonwealth, Mr. Zaucha further defied the admonitions of Northstar's Special Counsel to the Investigation and the Board of Directors which terminated the Company's relationship with Commonwealth in October 1996 for its refusal to cooperate with the Special Investigation of the Board. The investigation was conducted to resolve questions regarding the resignation of KPMG Peat Marwick L.L.P., who had cited concerns about related-party transactions and issues of management integrity.

         The Company stated, given the fraud revealed by its investigation and litigation against prior management, Northstar's turnaround requires considerable time and involvement on the part of the Board of Directors and management if it is to be completed. In the Board's view, it is a process that, because of the Board's extensive knowledge of the Company's business, operations and customers, will be better carried out by this Board than by the Committee's nominees.

         In a related matter, Northstar reconfirmed its commitment to explore all alternatives to maximize shareholder value by instructing Advest, Inc., its financial adviser, to aggressively pursue all such opportunities including those which Zaucha or his Committee may propose.

         Northstar Health Services, Inc. is a leading regional provider of rehabilitation therapy, mobile diagnostics, subacute contracted care and related services at outpatient rehabilitation clinics and by contact to other health care facilities in Pennsylvania, Ohio, Illinois and West Virginia.

NORTHSTAR Health Services, Inc.

The Atrium, 665 Philadelphia Street                         (412) 349-7500
P.O. Box 1289                                          Fax: (412) 465-3250
Indiana, PA 15701

                 DON'T GAMBLE WITH THE FUTURE OF YOUR INVESTMENT

                                                            March 14, 1997
Dear Fellow Northstar Shareholder:

The future value of your investment in Northstar is at stake. As you know, Thomas Zaucha, the former Chairman and CEO of Northstar, who was recently fired for cause, is seeking your consent in an attempt to seize control of your Company in a campaign which we believe will benefit Zaucha personally at the expense of other Northstar stockholders. IN YOUR FINANCIAL SELF-INTEREST, WE URGE YOU TO WAIT FOR THE FULL DISCLOSURE YOU NEED IN ORDER TO MAKE AN INFORMED DECISION. YOUR COMPANY EXPECTS TO SEND YOU SUCH DISCLOSURE IN A MATTER OF WEEKS. MEANWHILE, YOU SHOULD SIMPLY DISCARD ANY BLUE CARD YOU RECEIVE FROM ZAUCHA.

                      KEEP THE FOX OUT OF THE CHICKEN COOP

Don't be fooled by Zaucha's attempt to portray himself as an innocent victim. Under Zaucha's "leadership":

         *        Northstar's price plummeted from $5.93 to as low as $0.88.
                  Curiously, Mr. Zaucha saw fit to purchase 75,000 shares at prices between $1.28 and $1.50 last December while in possession of what we believe was material non-public information regarding Northstar's business prospects. Incredibly, Mr. Zaucha has publicly stated that his possession of such insider information didn't influence his decision to buy Northstar shares at bargain-basement prices. Don't you think Northstar shareholders, particularly the sellers of those shares, would have liked the same information?

                  Details regarding Zaucha's insider trading have been referred to the Securities and Exchange Commission by your Company.

         * Northstar's accountants, KPMG Peat Marwick, L.L.P. resigned, citing concerns about related party transactions and questioning the integrity of management.

         * Northstar was delisted by NASDAQ. Where was Mr. Zaucha and Northstar's former CFO on the date of Northstar's trading halt, when NASDAQ sought to contact your Company pending the release of critical information? In Atlantic City at a well-known casino because, according to Mr. Zaucha, he was "too stressed out."

         * While Northstar's stock price suffered, Zaucha and Commonwealth (not to mention discredited former CEO Mark DeSimone) were lining their pockets with rental income and fees, respectively, at rates which we believe were significantly above market.

                   NORTHSTAR'S TURNAROUND IS SOLIDLY UNDERWAY

In contrast, here's what your new Board and management have already accomplished, without Mr. Zaucha's cooperation:

         * Appointed a Special Investigative Committee to examine past abuses by former officers and advisers of Northstar. The Committee's Interim Report led to litigation and other actions against DeSimone and others to recover damages for fraud perpetrated against the Company.

         * Completed a comprehensive business plan for the Company that, among other things, deals with a comprehensive restructuring of the Company's finances, including Zaucha's $5 million notes and other obligations of the Company to Zaucha.

         * Negotiated the cooperation of Northstar's senior creditor, IBJ Schroder in stretching out the Company's debt in a manner that removes "going concern" issues and facilitates relisting and a return to the capital markets or best available alternatives to maximize shareholder value.

         * Organized a cohesive senior management group through the carefully planned integration of original Northstar operations and the merged operations of Keystone. This post-merger integration process has had the full attention of cooperation of all former Keystone executives and key employees except Mr. Zaucha. They are the real assets of Northstar. Many of them have publicly stated that they would leave Northstar should Mr. Zaucha regain control.

         * Designed a stock option plan appropriate to the fair compensation of directors, executives, consultants and special advisors in corporate recovery and turnaround situations, as well as to Northstar's currently low cash supply.

                  Don't be distracted by Zaucha's attacks on option grants to key personnel. You should know that Zaucha personally approved approximately 80% of the options granted and that additional grants were given to key personnel because the Company did not have enough cash to retain them otherwise. You should also know that, contrary to Zaucha's claims, not a single option has been issued, pending the Company's ability to provide full disclosure.

         * Terminated Northstar's relationship with Zaucha's Impulse Development Corp., which had been billing the Company excessive rates for maintenance and construction work in Zaucha's former Keystone clinics. Impulse's then-President is the husband of Northstar's former CFO, and Impulse had enjoyed "preferred vendor" payment status with Northstar.

                 GIVEN CONTROL, ZAUCHA STANDS TO GAIN MILLIONS--
                             WHILE YOU STAND TO LOSE

In November 1995, Zaucha sold his company Keystone to Northstar for $7.6 million up front in cash and short-term notes and other lucrative consideration, including a questionable "earn-out" provision that pays Zaucha $1,600,000 per year for five years, assuming Keystone's EBITA stays above $2,5000,000.(1) In addition to all this, Zaucha was given a generous compensation package that included a $275,000 annual salary plus a six-week vacation plus benefits plus a $1,200/month leased Mercedes. FURTHERMORE, ZAUCHA'S AGREEMENT WITH MARK DESIMONE PROVIDED THAT IF EITHER NORTHSTAR OR KEYSTONE WERE SOLD, THE "EARN-OUT" WOULD ACCELERATE TO A ONE-TIME, IMMEDIATE PAYMENT TO ZAUCHA OF $8,000,000.

We believe a fire sale of Northstar prior to disclosure of the Company's recently completed audit would deprive Northstar shareholders of the true value of their investment. But while shareholders stand to lose significantly, Zaucha's $8 million payday would occur immediately. YOUR BOARD IS NOT OPPOSED TO THE SALE OF NORTHSTAR AT A FAIR PRICE, AND HAS INSTRUCTED ADVEST INC., NORTHSTAR'S FINANCIAL ADVISER, TO EXPLORE ALL ALTERNATIVES TO MAXIMIZE SHAREHOLDER VALUE. HOWEVER, WE FURTHER BELIEVE THAT FAIR VALUE CANNOT BE REALIZED UNTIL NORTHSTAR SHAREHOLDERS AND THE INVESTMENT COMMUNITY ARE IN POSSESSION OF ALL RELEVANT FINANCIAL INFORMATION ABOUT NORTHSTAR.


--------
1   Since Keystone's EBITA at the time of the merger was nearly
    $4,000,000, the payment of this so-called "earn-out" would have seemed secure.

                            YOUR SUPPORT IS IMPORTANT

We are convinced that Northstar is a solid business that has been milked by prior management and a number of its former advisers. We need your support in our continuing effort to restore Northstar to financial health. Don't deprive yourself of the opportunity to realize the full value of your investment in Northstar. AGAIN, IN YOUR FINANCIAL SELF-INTEREST, WE URGE YOU TO WAIT FOR FULL DISCLOSURE. SIMPLY DISCARD ANY BLUE CONSENT CARDS ZAUCHA SENDS YOU.

If you have any questions or need further information, please call the company assisting us in our efforts, Georgeson & Company Inc., toll-free at 1-800-223-2064.

Thank you for your continued support.

                                                     Sincerely yours,


                                                     Steven N. Brody

                                                     Charles B. Jarrett, Jr.

                                                     Hon. Timothy L. Pesci

                                                     Robert J. Smallacombe

                                                     David D. Watson


The participants in this solicitation include Northstar Health Services, Inc.
(NSTR) and the following directors of NSTR: Steven N. Brody, Charles B. Jarrett, Jr., and Timothy L. Pesci. NSTR's employee participants include John Lombardi (Executive Vice-President and Chief Financial Officer), Robert J. Smallacombe (Director and Chief Executive Officer), David D. Watson (Director, President and Chief Operating Officer), Edward Banos (President of Northstar Medical Services, Inc.), Elaine Professori (President of Direct Provider Network, Inc.), Brian K. Strong (President of Ability Plus Rehabilitation Management Company), and Ralph Sweithelm (President of Keystone Rehabilitation Systems, Inc.). No participant individually owns more than 1% of the outstanding shares of NSTR's common stock, with the exception of Steven N. Brody, who owns 1.8% of the outstanding shares of NSTR's common stock, David D. Watson, who owns 1.5% of the outstanding shares of NSTR's common stock, and Brian K. Strong, who owns l.6% of the outstanding shares of NSTR's common stock.

NORTHSTAR HEALTH SERVICES, INC.

The Atrium, 665 Philadelphia Street                            (412) 349-7500
P.O. Box 1289                                             Fax: (412) 465-3250
Indiana, PA 15701

               MAKE YOUR INVESTMENT DECISIONS WITH FULL DISCLOSURE

                                                              March 19, 1997
Dear Fellow Northstar Shareholder:

As you know, Northstar shareholders have been without adequate financial disclosures for nearly two years. Now, just before you will receive the facts you need to make an informed decision about your investment, Thomas W. Zaucha, former Chairman and CEO recently fired for cause, is attempting to seize control of your company.

                 WHY IS ZAUCHA COMING AFTER YOUR COMPANY NOW --
                       ONLY A FEW WEEKS BEFORE NORTHSTAR'S
             1995 AND 1996 ANNUAL REPORTS ARE SCHEDULED FOR RELEASE?

The answer is clear: ZAUCHA DOESN'T WANT YOU TO KNOW ABOUT HIS CONFLICTS OF INTEREST, HIS FRAUDULENT INSIDER PURCHASES OF STOCK IN DECEMBER 1996, AND HIS BLATANT ATTEMPTS TO IMPROPERLY REMOVE FUNDS FROM A COMPANY ALREADY BADLY PLUNDERED BY HIM AND FORMER MANAGEMENT AND SADDLED WITH NEARLY $30 MILLION DEBT AND CONTINGENT PAYMENTS TO ZAUCHA.

As yet undisclosed to shareholders is Zaucha's accelerated earn-out in the event of a sale of either Northstar or Keystone, Zaucha's former company which he sold to Northstar for an excessive price on November 15, 1995. The earn-out, designed by Zaucha and DeSimone, gives Zaucha an $8,200,000 payment no matter what price is paid for the Company or its Keystone subsidiary. Together with the rest of the Company's debt, there is a nearly $5 per share debt and contingent payment burden which benefits Zaucha alone.

Despite his seriously conflicted position, Zaucha says he wants to enhance shareholder value. We believe that full disclosure will make it clear that Zaucha can firesale the Company and win big. Just compare what shareholders would get vs what Zaucha would take home, if Northstar were sold:




                                The Estimated Value to
   Suppose Northstar          Northstar Shareholders would                               But Zaucha Would Take Home
Were Sold at This per Share             be:*                 Stakeholders Value:**             Approximately:
         Price:
---------------------------   ----------------------------   ---------------------       --------------------------

        $1.00                       $5,890,000                           $0                     $13,974,000
        $2.00                      $11,780,000                     $255,000                     $14,923,000
        $3.00                      $17,670,000                   $1,275,000                     $15,872,000
        $4.00                      $23,560,000                   $2,295,000                     $16,821,000
        $5.00                      $29,450,000                   $3,315,000                     $17,770,000
        $6.00                      $35,340,000                   $4,335,000                     $18,719,000
       $10.00                      $58,900,000                   $8,925,000                     $22,515,000

---------------------------
*        Includes Zaucha's 15% holdings.
** Includes key employees and individuals to whom Zaucha has made contractual obligations himself as the former CEO of Northstar.


FOR MONTHS YOUR CURRENT BOARD, ACTING IN THE INTERESTS OF ALL SHAREHOLDERS, HAS BEEN TRYING TO GET ZAUCHA TO RESTRUCTURE HIS DEBT AND EARN-OUT IN A PLAN THAT WE WOULD THEN PUT UP FOR SHAREHOLDER APPROVAL.

Instead of dealing honestly with the Board and the Company's senior creditors, Zaucha has chosen to launch a costly proxy fight, whipping up a frenzy over stock options (which he committed to contractually, but have never been issued), and slandering the very individuals who have been working tirelessly to turn around your Company. These key employees and consultants have dedicated themselves over the last 14 months to attempting, on your behalf, to settle litigation, get bank forbearance on corporate debt, complete the audit, restructure the balance sheet to facilitate a return to the capital markets, get Northstar relisted on NASDAQ, stabilize management, and maintain revenues. WHERE HAS ZAUCHA BEEN FOR THE PAST 14 MONTHS? HE CERTAINLY HASN'T BEEN RUNNING NORTHSTAR.

Zaucha says he will restructure his debt as soon as he and his hand-picked fellow nominees are in control. Why didn't he do it before, when he was CEO drawing $275,000 in compensation, bringing in $470,000 in inflated rentals to his real estate partnership, building his $3.5 million ice center and running his Impulse Development Corp.?

We believe that when you know what your present Board has uncovered, you'll know exactly why Zaucha has never restructured his debt. We want you to have full disclosure of all of Zaucha's related-party transactions and conflicts of interest.

In the meantime, ask Zaucha these questions at his toll-free 800 number:

             1. Where was he when Northstar had to halt trading in its stock, pending the announcement of KPMG's departure from the 1995 audit?

             2. Where was Zaucha in mid-November 1996 when key Compensation Committee meetings were being called to review an outside fairness opinion regarding proposed option grants to key personnel?

             3. Why did Northstar stop doing business with Zaucha's solely-owned Impulse Development Corporation, which did maintenance and repair work in his former Keystone Rehabilitation Systems clinics?

             4. Who approved the increases in rentals paid to his real estate partnerships?

             5. Why is Zaucha complaining about consulting contracts and fees which he personally negotiated and signed?

             6. Why has he refused to benefit all the shareholders by restructuring his debt to avoid a going-concern opinion?

             7. Why is the senior management of Northstar concerned about Zaucha's high-risk decision-making?

             8. Why did Zaucha buy 75,000 Shares of Northstar in December while in possession of information which the other shareholders did not have?

MOST OF THESE QUESTIONS WILL BE ANSWERED IN THE FULL DISCLOSURE PROVIDED IN THE AUDITED FINANCIALS. WE URGE YOU TO WAIT JUST A FEW WEEKS FOR THE INFORMATION YOU NEED TO MAKE A SOUND ECONOMIC DECISION.

IF YOU HAVE NOT ALREADY CONSENTED, PLEASE SIMPLY DISCARD ZAUCHA'S BLUE CARD.

IF YOU PREVIOUSLY SENT IN A CONSENT ON THE BLUE CARD, AND WISH TO REVOKE YOUR CONSENT, PLEASE CALL GEORGESON & COMPANY INC., WHO IS ASSISTING US, AT 1-800-223-2064 FOR INSTRUCTIONS.

Thank you for your continued support.


                                                Sincerely yours,


                                                Steven N. Brody

                                                Charles B. Jarrett, Jr.

                                                Hon. Timothy L. Pesci

                                                Robert J. Smallacombe

                                                David D. Watson

The participants in this solicitation include Northstar Health Services, Inc.
(NSTR) and the following directors of NSTR: Steven N. Brody, Charles B. Jarrett, Jr., and Timothy L. Pesci. NSTR's employee participants include John Lombardi (Executive Vice-President and Chief Financial Officer), Robert J. Smallacombe (Director and Chief Executive Officer), David D. Watson (Director, President and Chief Operating Officer), Edward Banos (President of Northstar Medical Services, Inc.), Elaine Professori (President of Direct Provider Network, Inc.), Brian K. Strong (President of Ability Plus Rehabilitation Management Company), and Ralph Sweithelm (President of Keystone Rehabilitation Systems, Inc.). No participant individually owns more than 1% of the outstanding shares of NSTR's common stock, with the exception of Steven N. Brody, who owns 1.8% of the outstanding shares of NSTR's common stock, David D. Watson, who owns 1.5% of the outstanding shares of NSTR's common stock, and Brian K. Strong, who owns 1.6% of the outstanding shares of NSTR's common stock.